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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 1)

Lowrance Electronics, Inc.
(Name of Subject Company)

Lowrance Electronics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

54890010
(CUSIP Number of Class of Securities)

Darrell J. Lowrance
President and Chief Executive Officer
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128
(918) 437-6881

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

COPIES TO:

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
(713) 226-1200

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 2004 by Lowrance Electronics, Inc., a Delaware corporation (the "Company"), relating to an offer by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway, conducted through its wholly-owned subsidiary, Navico Acquisition Corp., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 3 is hereby amended and restated in its entirety to read as follows:

        "Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements (including any employment agreements), arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Sub, or their executive officers, directors or affiliates. No director or officer of the Company owns any direct or indirect financial interest in Parent or any of its affiliates.

        The following summaries of the Merger Agreement, the Tender Agreements and the Confidentiality Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Statement.

(a)   The Merger Agreement

        The summary and description of the Merger Agreement and the conditions of the Offer contained in Sections 11 ("The Transaction Documents—The Merger Agreement") and 15 ("Certain Conditions of the Offer"), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)   Director and Officer Indemnification and Insurance

        The Merger Agreement provides that all rights to indemnification existing on the date of the Merger Agreement in favor of the current or former directors, officers or employees of the Company and its subsidiaries for acts or omissions existing or occurring at or prior to the Effective Time, as provided in their respective certificates of incorporation or bylaws, will survive the Merger and continue in full force and effect in accordance with their terms.

        In addition, the Surviving Corporation will maintain for a period of six years from the Effective Time the Company's existing officers' and directors' liability insurance policy (the "D&O Insurance"), so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"). The Company may purchase a six-year prepaid "tail" policy prior to the Effective Time on terms and conditions no less advantageous to the indemnified parties than the existing D&O Insurance, provided the lump sum payment to purchase such coverage does not exceed six times the Maximum Premium. If the Company's existing D&O Insurance expires, is terminated or is cancelled during such six-year period, the Surviving Corporation will obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not exceeding the Maximum Premium.

(c)   Effect of the Transaction on Employee Benefit Plans

        The Merger Agreement provides that for a period of 12 months following the Effective Time, Parent will use its good faith efforts to provide employees of the Company and its subsidiaries with pension and welfare benefits under employee benefit plans (other than plans involving the issuance of securities of the Company or Parent) that are no less favorable in the aggregate than those currently provided by the Company and its subsidiaries to such employees; provided, however, that nothing in the Merger Agreement will preclude Parent from terminating the Company's benefit plans, or require Parent to retain the employment of any particular employee of the Company. The Merger Agreement is not a guarantee of employment and does not prohibit or restrict the right of the Surviving Corporation to reduce or modify salaries and incentive compensation in a manner that is reasonably related to an individual employee's job performance or to any change in the scope of an individual employee's responsibilities, make changes to an individual employee's job status or compensation to the extent necessary to reflect changes in employment or market conditions, make changes to salaries, employee benefits and incentive compensation pursuant to negotiations in connection with a collective bargaining agreement, and amend and/or eliminate any benefit program consistent with the other provisions of the Merger Agreement.

(d)   Tender Agreements

        The summary and description of the Tender Agreements contained in Section 11 ("The Transaction Documents—The Tender Agreements") of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Agreements, which have been filed as Exhibit (e)(2) and Exhibit (e)(3) hereto and are incorporated herein by reference.

(e)   Confidentiality Agreement

        The following summary description of the confidentiality agreement entered into between Parent and the Company (the "Confidentiality Agreement") is qualified in its entirety by reference to the agreement itself, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        On January 6, 2006, the Company and Parent entered into the Confidentiality Agreement pursuant to which Parent agreed, in return for the Company's making available certain non-public information, to treat such information confidentially and use such information solely for the purpose of evaluating and pursuing the transaction between the parties. Parent also agreed that it and its representatives will not disclose any of the evaluation information unless the disclosure is made to a representative of Parent who needs to have such information for the sole purpose of evaluating the transaction between the parties. The Confidentiality Agreement did not contain any exclusivity or no-shop provisions, nor did the parties otherwise enter into any such arrangements prior to execution of the Merger Agreement."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        1.     Item 4 is hereby amended by replacing in its entirety the text under the heading "Background" with the following:

          "From time to time since 1998, the Company has been approached by various third parties that have expressed interest in acquiring the Company. Beginning in August 1998, the Company has engaged JPMorgan or its predecessors to act as its financial advisor in connection with these inquiries and to explore potential strategic alternatives. In connection with these engagements, the Board has received various financial analyses from JPMorgan, primarily including fairness opinions in connection with the transactions with Orbital Sciences Corporation and Cobra Electronics Corporation discussed below.

        In March 1999, the Company entered into a definitive agreement to be acquired by Orbital Sciences Corporation ("Orbital") for consideration valued at $7.30 per Share or approximately $27.5 million for all of the Shares (which translated into an enterprise value (defined as aggregate equity value plus long-term debt minus cash) of approximately $54.8 million for the Company). The transaction ultimately was subject to a financing condition that Orbital did not satisfy. As a result, the Company terminated the agreement in late 1999.

        In January 2001, the Company entered into a definitive agreement to be acquired by Cobra Electronics Corporation ("Cobra") for $8.25 per Share in cash or approximately $31.1 million for all the Shares (which translated into an enterprise value of approximately $50.9 million for the Company). This transaction was also subject to a financing condition. A tender offer was commenced in January 2001 and was extended several times. During the offer period, Cobra alleged that it had the right to terminate the agreement because of the Company's failure to meet its projections and the parties agreed to reduce the consideration to $7.50 per Share. On May 2, 2001, Cobra terminated the agreement, alleging a material adverse change based upon the Company's most recent quarterly results.

        The Company believes that the extended and very public nature of the ultimately unsuccessful transactions with Orbital and Cobra adversely affected the Company's businesses and its relationships with its customers, suppliers and employees. Following these transactions, the Company decided to focus its efforts on restoring and internally growing its businesses and did not seek or solicit other business combination or change of control transactions.

        In December 2002, the Company received an unsolicited written proposal from Johnson Outdoors, Inc. ("Johnson Outdoors") to acquire the Company for cash at a price between $7 and $8 per Share. On January 17, 2003, the Company and Johnson Outdoors agreed in principle to a transaction at a purchase price of $7.75 per Share in cash or approximately $29.2 million for all the Shares (which translated into an enterprise value of approximately $46.6 million for the Company). This agreement in principle was subject to, among other things, completion of due diligence to the buyer's satisfaction, negotiation of a mutually acceptable definitive agreement and approval by each party's board of directors. The price represented a premium of 24.6% over the trading price of the shares on January 16, 2003. The buyer performed due diligence and engaged in negotiations with the Company until April 2003. Ultimately, the parties were unable to agree on the material terms of the transaction and terminated the negotiations in April 2003. Given the parties' inability to agree on the material terms of the transaction, the completion risks associated with the Johnson Outdoors proposal, the Company's past experiences with the unsuccessful Orbital and Cobra transactions and the Board's views of the Company's prospects as an independent Company, the Board determined not to pursue a transaction at that time with Johnson Outdoors or any other party and instead to continue implementing its current business plan as an independent company.

        In September 2004, the Company, Darrell J. Lowrance, the Company's President and Chief Executive Officer, and certain other members of the Company's management completed a combined primary and secondary underwritten public offering of 2,469,736 Shares at a price of $24 per Share, which generated net proceeds to the Company and the selling stockholders of $25.9 million and $29.8 million, respectively.

        In late spring of 2005, Mr. Gary Burrell, the former President and Chief Executive Officer of Garmin, Ltd. ("Garmin"), contacted Mr. Lowrance concerning the possible acquisition of the Company by Garmin. On July 5, 2005, Garmin submitted to the Company an unsolicited written offer to acquire the Company for $28.00 per Share in cash or approximately $143.8 million for all the Shares (which translated into an enterprise value of approximately $147.7 million for the Company). This price represented a premium of 33% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Garmin's offer was subject to satisfactory completion of due diligence and certain other conditions, including obtaining an exclusivity period that would end 45 days after the date Garmin was given access to due diligence materials, the negotiation and agreement on final terms and definitive agreements reflecting those terms and the approval of Garmin's board. Mr. Lowrance contacted Mr. Burrell of Garmin by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Garmin's offer was below the Board's view of the value of the Company.

        In early summer of 2005, Mr. Malcolm Miller, the Chief Executive Officer of Raymarine plc ("Raymarine"), contacted Mr. Lowrance to express Raymarine's interest in entering into negotiations to acquire the Company. On September 30, 2005, Raymarine submitted to the Company an unsolicited written offer to acquire the Company for $33.00 per Share in cash or approximately $169.5 million for all the Shares (which translated into an enterprise value of approximately $181.6 million for the Company). This price represented a premium of 29.8% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Raymarine's offer was subject to a financing condition and other material conditions, including satisfactory completion of due diligence, the negotiation and agreement on final terms and definitive agreements reflecting those terms, the approval of Raymarine's board and shareholders and receipt of all required regulatory approvals. Mr. Lowrance discussed this offer with the members of the Board and they determined not to pursue the offer because, among other things, they believed the offer price was below the value of the Company given its recent strong results and its future prospects and the risk of non-completion given the existence of the financing condition. Following such discussions with the Board members, Mr. Lowrance contacted Mr. Miller of Raymarine by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Raymarine's offer was below the Board's view of the value of the Company. By letter dated December 20, 2005, Raymarine withdrew its offer but expressed an interest in resuming discussions in the spring of 2006.

        On December 5, 2005, Mr. Hugo Maurstad, the Chairman of Parent, contacted Mr. Lowrance by telephone and indicated that Parent wanted to explore the possibility of acquiring the Company. The parties arranged a meeting in Dallas, Texas on December 9, 2005. At that meeting, Mr. Maurstad and Mr. Reynir Indahl of Parent met with Mr. Lowrance in Dallas. The purpose of the meeting was to provide Parent with an opportunity to gain a better understanding of the Company and its businesses and operations. While no offer was made by Parent at this meeting, the parties did discuss indicative prices and Mr. Lowrance made it clear that he believed the Board would only support a sale of the Company if the price was in the high $30 range.

        On December 15, 2005, Garmin sent by mail addressed to the Company (but not to the attention of any particular person) a second unsolicited written offer to acquire the Company for $34.00 per Share in cash or approximately $174.6 million for all the Shares (which translated into an enterprise value of approximately $186.7 million for the Company). This price represented a premium of 38% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Except for the price, the revised offer contained substantially the same terms and conditions as were in Garmin's prior offer. Mr. Lowrance contacted the other members of the Board to set up a meeting to discuss this offer and the Raymarine offer (which had not yet been withdrawn).

        On December 22, 2005, before the meeting of the Board described above was held, Parent submitted to the Company a written indicative offer to acquire the Company for $37.00 per Share in cash or approximately $190.0 million for all the Shares (which translated into an enterprise value of approximately $202.2 million for the Company). This price represented a premium of 44% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. The indicative offer was not subject to a financing condition but was subject to satisfactory completion of due diligence by Parent and negotiating and agreement on final terms and definitive agreements reflecting those terms. Parent had based its $37.00 indicative offer price on the Company's budget for fiscal year 2006 earnings, which were significantly reduced in January 2006 as described below and in Section 14 of Parent's Offer to Purchase under the heading "Certain Forward Looking Information." In a meeting with Mr. Lowrance, Parent stated that its indicative offer and price were predicated on the parties moving forward quickly through due diligence to definitive agreements.

        The Board met on December 26, 2005 with its outside legal counsel and JPMorgan to discuss Parent's offer and Garmin's most recent offer. At this meeting, the Board was briefed by outside counsel with respect to their fiduciary duties under Delaware law and JPMorgan made a presentation with respect to the financial terms of the two offers. The Board also discussed with senior management, outside counsel and JPMorgan other aspects of the two offers, including the comparative benefits and risks associated with the two offers, including the regulatory, financing and other risks of the two proposals. The Board also discussed with its advisors other possible strategic alternatives, including remaining as an independent company. While the Board did not reach a decision to sell the Company at this time, it authorized the Company's management to continue to pursue a transaction with Parent. Key factors in the Board's decision to follow this course of action included the following:

  •
  Parent's all cash offer was materially higher than Garmin's offer and significantly higher than the price most recently offered by Raymarine;

  •
  Because Parent does not compete with the Company in any material respect, its offer involved significantly less antitrust completion risk and potential competitive harm from disclosing confidential proprietary information than the Garmin or Raymarine offers;

  •
  Parent's insistence that its indicative price was predicated on the Company moving forward quickly with due diligence and to definitive agreements and that Parent would not participate in an open auction;

  •
  The Board's belief that Parent would conduct its due diligence promptly and that the parties would be able to negotiate and enter into definitive agreements at the indicative price and on terms that would not preclude other bidders from conducting due diligence and negotiating and making superior proposals; and

  •
  The Board's belief that entering into definitive agreements with Parent would not significantly disrupt the Company's businesses or its relationships with suppliers, customers or employees because the products and geographic presence of the two companies do not overlap in any material respect.

At this meeting, the Board discussed with management and the Company's outside financial and legal advisors the strategy of negotiating a higher offer with Parent. While not foreclosing further pricing discussions, the Board concluded it would not be appropriate at such time because Parent's offer already represented a substantial premium to the trading price of the Shares at such time and was materially higher than Garmin's offer and significantly higher than Raymarine's offer. The Board also took seriously Parent's statements that its offer price assumed that the parties would move forward quickly through due diligence to definitive agreements. The Board asked Mr. Lowrance to make clear to Parent that, subject to customary limitations, any definitive merger agreement between the parties would have to permit competing bidders to conduct due diligence, negotiate with the Board and make superior proposals and allow the Board to change its recommendation.

        On January 2, 2006, representatives of Parent contacted Mr. Lowrance by telephone to schedule due diligence meetings in Tulsa, Oklahoma between January 4 and January 6, 2006. These meetings were conducted at the offices of the Company's outside legal counsel and attended by representatives of the Company and Parent, their respective outside legal counsel and JPMorgan. At these meetings, the parties entered into a confidentiality agreement and Parent and its counsel reviewed written due diligence materials. In addition, the Company made presentations with respect to its business and operations.

        During the week of January 9, 2006, representatives of Parent visited the Company's manufacturing facility in Ensenada, Mexico, representatives of both parties met in Houston, Texas for additional discussions with respect to the proposed transaction and Parent's legal advisors continued their review of written due diligence materials.

        On January 18, 2006 and January 19, 2006, representatives of Parent and the Company, and their respective legal advisors attended meetings in Houston at the offices of the Company's outside legal counsel. At these meetings, Parent's outside legal counsel delivered an outline of the proposed structure for the transaction and proposed terms for the merger agreement, together with a draft of the merger agreement reflecting those terms. During these meetings, representatives of Parent and the Company, and their respective legal advisors negotiated certain key terms of the merger agreement, including the termination fee and the circumstances under which competing bidders could obtain confidential information and negotiate with the Board and the Board could recommend or approve a superior proposal, subject to approval of such terms by their respective boards. These negotiations included a reduction of the termination fee to $7.5 million from $12.0 million initially proposed by Parent and a reduction in the reimbursable actual expenses of Parent to $1.5 million from $3.0 million initially proposed by Parent. On January 20, 2006, Parent's outside legal counsel distributed a revised draft of the merger agreement reflecting certain points which were agreed at the meetings. The draft merger agreement included a form of tender agreement to be signed by Mr. Lowrance and Ronald G. Weber, Executive Vice President of the Company, pursuant to which they would agree, among other things, to tender their Shares in Parent's proposed tender offer.

        The Board met on January 20, 2006 with its outside counsel and JPMorgan. The Board was briefed again on its fiduciary duties by its outside counsel. The Company's outside counsel summarized the current status of negotiations and the material terms of the proposed merger agreement and the remaining open items. JPMorgan discussed the financial terms of the transaction. The Board discussed with outside counsel and JPMorgan various aspects of the proposed transaction, including the ability of Parent to fund the transaction, the Company's ability to provide confidential information and negotiate with other bidders in relation to Superior Proposals (as defined in the Merger Agreement), the ability of Parent to walk away from the transaction, and the likelihood of consummation of the transaction. Given the progress that had been made to date and for the same reasons that applied to its decision at the December 26, 2005 Board meeting, the Board authorized the Company's management to continue moving forward with the proposed transaction with Parent.

        Between January 18 and 28, 2006, Parent, the Company and their respective outside legal advisors continued to negotiate the terms of the merger agreement and tender agreements by telephone and email. During this period, Parent and its outside legal counsel also completed their due diligence review of the Company and took the necessary steps to obtain all required internal approvals and Parent's debt and equity funding for the proposed transaction. On January 25, 2006, Parent's board of directors met to review and approve the proposed transaction, subject to final agreement on price and other material terms between authorized officers of Parent and the Company. On January 27, 2006 Parent obtained debt and equity commitment letters sufficient to fund the acquisition of the Company.

        Around January 20, 2006, the Company reviewed its results of operations for the first five months of the 2006 fiscal year (through December 31, 2005) which reflected substantially lower revenues and earnings compared to its budget for such period (which had previously been provided to Parent). The Company decided it was appropriate to revise and significantly reduce its projections for the 2006 fiscal year and provided the revised projections to Parent and JPMorgan (such revised projections are summarized in this Statement in Item 8(d) below and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2006 (the "Revised 2006 Forecast")). The differences between the actual results, budget and revised projections are set forth in this Statement in Item 8(d) below and in Section 14 of Parent's Offer to Purchase under the heading "Certain Forward Looking Information." In light of the significantly lower projections and the fact that the $37.00 price was above the valuation ranges derived by JPMorgan based on their preliminary selected precedent transaction, discounted cash flow and leveraged buy out analyses, the Board determined that it was unlikely to be able to obtain a higher offer price from Parent and that the prospects that Garmin and Raymarine would increase their lower offers was remote. Based on that determination and discussions to date with JPMorgan and the Board's outside legal counsel, the Board believed it had sufficient information to make an informed decision as to the adequacy of Parent's offer, and decided it would be in the best interests of the Company's stockholders to finalize the definitive agreements with Parent at the $37.00 price as long as those agreements permitted, subject to customary limitations, competing bidders to obtain confidential information, negotiate with the Board and make superior proposals.

        On January 27, 2006 the parties agreed on a purchase price of $37.00 per Share and finished negotiating the final terms of the merger agreement and tender agreements. On the afternoon of January 27, 2006, the Board met to consider Parent's offer to purchase the Shares for $37.00 per Share in cash and discuss the terms of the merger agreement. The Board received (i) an updated presentation from JPMorgan regarding the financial terms of the proposed transaction, (ii) a presentation from Company management, JPMorgan and outside counsel concerning the benefits and risks of entering into the proposed transaction with Parent and Sub and (iii) a presentation from its legal counsel concerning the material terms of the merger agreement and the tender agreements, as well as the Board's fiduciary duties under Delaware law in connection with the transaction generally. The Board also received orally an opinion of JPMorgan that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company. Following extensive discussions, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Board's reasons for taking these actions are described in detail below under "Reasons for Recommendation."

        Parent, Sub and the Company executed the Merger Agreement and Mr. Lowrance and Mr. Weber executed the Tender Agreements effective as of January 29, 2006. The Board also received the written opinion of JPMorgan, dated as of January 29, 2006, that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company.

        Before the opening of the trading of the Shares on Nasdaq on January 30, 2006, the Company and Parent publicly disclosed the execution of the Merger Agreement by joint press release.

        On January 31, 2006, Parent and Sub commenced the Offer.

        During the period from mid-day, January 31, 2006, the day after the announcement of the execution of the Merger Agreement, to February 22, 2006, the trading day immediately preceding the date of this Amendment No. 1, the Shares have traded above the $37.00 offer price.

        On February 3, 2006, the Company and the members of the Board were named as defendants in a purported stockholder class action lawsuit filed in Oklahoma state court which seeks to enjoin the Offer and the Merger. Neither Parent nor Sub have been named as defendants in the lawsuit. The lawsuit alleges that the Board breached its fiduciary duties to the Company's stockholders by entering into the acquisition agreement with Parent and Sub and by not making adequate disclosure in its filings with the Commission concerning the Offer and the Merger. The complaint seeks class certification and other equitable relief, including the enjoining of the Offer, as well as costs and expenses in connection with the action. The lawsuit has been removed to federal district court in the Northern District of Oklahoma and the Company has filed an answer and counterclaim denying the plaintiff's claims and seeking a declaration that (i) the Company and its directors did not breach any duties owed to the plaintiff or the Company's stockholders in connection with the Offer and the Merger; (ii) the Company's directors have not violated any federal or state securities laws in connection with the Offer and the Merger; and (iii) the Offer and Merger may proceed in accordance with their respective terms and conditions.

        On February 23, 2006, Parent and the Company issued a press release announcing that each of the waiting periods under the Hart-Scott-Rodino Act, the German Act Against Restraints of Competition and the Norwegian Competition Act have expired. As a result of the expiration of the waiting periods, the condition to the Offer related to U.S. and foreign antitrust approvals has now been satisfied."

        2.     Item 4 is hereby amended by replacing in its entirety the text under the heading "Reasons for Recommendation" with the following:

        "In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i)    the business and financial prospects of the Company as an independent company, and the risks and benefits inherent in remaining an independent public company (including the competitive considerations and growth challenges discussed below);

          (ii)   the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets and the historical and current market prices for the Shares;

          (iii)  the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration;

          (iv)  that the per share price contemplated by the Merger Agreement, at $37.00, represented a significant premium to the trading price of the Shares prior to the announcement of the execution of the Merger Agreement and was materially higher than the offers that had previously been received from Garmin and Raymarine;

          (v)   the written opinion of JPMorgan that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such holders;

          (vi)  that the Merger Agreement permits the Company to (a) furnish nonpublic information to any third party that has submitted, or enter into negotiations with such a third party with respect to, a Qualifying Acquisition Proposal (as defined in the Merger Agreement) that either is, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and (b) recommend any Qualifying Acquisition Proposal that is a Superior Proposal if (x) in each case a majority of the members of the Board (at a meeting representing a quorum) determines in its reasonable good faith judgment, after consultation with independent counsel to the Company, that failure to take such actions would cause the Board to violate its fiduciary duties to its stockholders under applicable law, (y) prior to furnishing any such information or engaging in any such negotiations the Company and the other person execute a confidentiality agreement on substantially the same terms as the confidentiality agreement signed by Parent, and (z) prior to engaging in any such negotiations or making any such recommendation, the Board provides three business days' prior written notice to Parent of its intent to take any such action; provided, however, that any such recommendation would permit Parent to terminate the Merger Agreement and receive the termination fee and expenses described below;

          (vii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $7,500,000 termination fee to Parent and reimburse Parent and/or Sub for its actual expenses (not to exceed $1,500,000) incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

          (viii)  strategic considerations, such as:

  •
  the Company's competitive position relative to that of its larger and better financed competitors;

  •
  the Board's belief that the Company's business and financial prospects involve more risk than its larger competitors' prospects due to such competitors' ability, due to their larger size, to fund more research and development and to achieve economies of scale with respect to purchasing, manufacturing and distribution, which results in such competitors being better equipped to meet customer expectations of low prices and rapid introduction of new and improved products; and

  •
  the need for additional capital to support further growth by the Company and the dilutive effect that additional issuances of equity would have on the Company's current stockholders, the increased costs associated with remaining an independent publicly-traded Company, and the Board's belief that there could be no assurance that continued execution of the Company's strategic plan would result in a stock price equal to or greater than the $37.00 per share price contemplated by the Merger Agreement;

          (ix)  the risks relating to the unsolicited proposals recently received from other parties, and the uncertainties associated therewith (including the lower valuation and offer prices, the financing contingency in the Raymarine offer, the likelihood of completion of such transactions, the increased antitrust completion risk and potential competitive harm from disclosing confidential proprietary information, and the level of disruption that the execution of definitive agreements with those parties might have on the Company's business and its relationship with suppliers, customers and employees);

          (x)   the high likelihood of completing the proposed transaction with Parent, especially in view of the fact that the Offer and Merger are not subject to any financing condition and the limited antitrust completion risk given that Parent does not compete with the Company in any material respect;

          (xi)  the fact that announcing a transaction with Parent was unlikely to disrupt the Company's businesses or its relationships with suppliers, customers or employees given that the products and geographic presence of the two companies do not overlap in any material respect; and

          (xii) the possible alternatives to the Offer and the Merger that might be available to the Company and the stockholders, including the alternative of the Company remaining independent and continuing to execute its strategic plan.

  The foregoing discussion addresses the material information and factors considered by the Board in its consideration and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that the stockholders accept the Offer was made after consideration of all of the factors taken as a whole, including discussions with and questioning of the Company's management and reviewing information received from, and engaging in discussions with and questioning, the Company's legal and financial advisors. In addition, individual members of the Board may have given different weights to different factors."

        3.     Item 4 is hereby amended by replacing in its entirety the text under the heading "Opinion of the Company's Financial Advisor" with the following:

        "On January 29, 2006, JPMorgan delivered to the Board its written opinion to the effect that, as of that date and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Shares in the transaction was fair, from a financial point of view, to such holders.

        The full text of JPMorgan's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan. This opinion is attached as Annex II and is incorporated into this document by reference. JPMorgan's opinion addresses only the fairness from a financial point of view to the holders of Shares of the consideration to be received by holders in the transaction and does not constitute a recommendation to any stockholders of the Company as to whether such stockholders should tender their shares in the Offer or how such stockholders should tender their shares for exchange in the Offer or how such stockholders should vote with respect to the Merger or any other matter, if such vote is required. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Company to effect the transaction. Stockholders are encouraged to read the opinion of JPMorgan carefully and in its entirety. The summary of JPMorgan's opinion below is qualified in its entirety by reference to the full text of JPMorgan's opinion.

        Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the holders of Shares, the consideration itself was determined through negotiations between the Company and Parent. While JPMorgan did provide financial advice to the Board during the course of these negotiations, the decision to approve and recommend this transaction was made independently by the Board. JPMorgan's opinion was one among numerous factors that the Board took into consideration in making the determination to approve and recommend the transaction and the Merger Agreement.

        In the course of performing its review and analyses for rendering its opinion, JPMorgan:

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  reviewed the Merger Agreement;

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  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

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  compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;

  •
  performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion; and

  •
  held discussions with certain members of the management of the Company with respect to certain aspects of the transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

        In preparing its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company or Parent or otherwise reviewed by it. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts related. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor was it furnished with any such valuations or appraisals.

        JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. It should be understood that subsequent developments may affect JPMorgan's opinion and that it does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration in the proposed transaction and JPMorgan has expressed no opinion as to the underlying decision by the Company to engage in the transaction.

        Set forth below is a summary of the material financial analyses presented by JPMorgan to the Board on January 27, 2006, in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion.

        In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JPMorgan, the Company and Parent. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Historical Stock Trading Analysis

        JPMorgan reviewed the historical trading prices for the Shares for the period from January 1996 to January 25, 2006. In addition, JPMorgan analyzed the consideration to be received by holders of Shares pursuant to the transaction in relation to the closing price of the Shares on January 25, 2006 and the latest 1-month, 3-month, 6-month and 12-month average market prices and the 52 week high and low market prices of the Shares.

        This analysis indicated that the price per share to be received by the holders of Shares pursuant to the transaction represented:

  •
  a premium of 47.6% based on the market price of $25.00 per share as of January 25, 2006;

  •
  a premium of 41.5% based on the 1-month average market price prior to January 25, 2006;

  •
  a premium of 51.6% based on the 3-month average market price prior to January 25, 2006;

  •
  a premium of 53.3% based on the 6-month average market price prior to January 25, 2006; and

  •
  a premium of 54.5% based on the 12-month average market price prior to January 25, 2006.

Comparable Public Companies Analysis

        JPMorgan compared selected financial information for the Company with corresponding financial information of selected publicly held companies in the instrumentation industry. JPMorgan selected these companies for comparison because they are companies with operations in certain respects comparable to the Company. These companies include:

Comparable Companies

          •
          Garmin, Ltd.

          •
          Brunswick Corporation

          •
          Teleflex

          •
          Trimble Navigation

          •
          Kongsberg Gruppen AS

          •
          Furuno Electric

          •
          Raymarine

          •
          Cobra Electronics

        JPMorgan reviewed the total enterprise values of the selected companies as multiples of EBITDA for fiscal year ending July 31, 2005. Financial data for selected companies were based on publicly available information and Wall Street research. JPMorgan compared the multiples derived for the selected companies with corresponding multiples for the Company based on the trading price of $25.00 of the Shares on January 25, 2006 and the consideration of $37.00 to be paid to stockholders and projections provided by the Company's management. This analysis indicated the following implied median and mean market value multiples for the selected companies and the implied multiples for the Company trading price and the consideration:

Total Enterprise Value as a Multiple of Projected Fiscal Year 2006 EBITDA:
Median	8.6x
Mean	10.0x
Company Trading Price	8.4x
Consideration	11.6x

        Based on this analysis, JPMorgan applied multiples of 9.0x to 10.5x to the Company's projected EBITDA for the fiscal year ending July 31, 2006 and derived a per share equity value range for the Company of $27.00 to $33.00.

Selected Precedent Transactions Analysis

        JPMorgan conducted an analysis of transactions comparable to the proposed transaction. JPMorgan reviewed the publicly available financial data, stock market performance data and transaction terms of precedent business combinations in the instrumentation industry that JPMorgan believed to be relevant. Not all of the transactions were consummated. A list of the transactions reviewed follows:

	Acquiror		Target
•	Altor Equity Partners	•	Simrad
•	SANEF	•	Masternaut
•	Brunswick	•	Navman
•	TransCore Hldgs	•	Vistar Telecommunications
•	Garmin	•	UPS Aviation Technology
•	Brunswick	•	Navman
•	Trimble Navigation	•	Applantix
•	Finmeccanica SpA	•	Marconi Mobile Holdings SpA
•	First Technology	•	Nautronix
•	Thales	•	Orbital Sciences Corp—Magellan/NavSol ops
•	Mercury Private Equity (HG)	•	Raytheon Marine
•	Cobra Electronics	•	Lowrance Electronics
•	Teleflex	•	Imo Industries—Morse Industries Unit
•	Kongsberg Gruppen	•	Navia
•	EDO	•	AIL Technologies
•	Orbital Science Corp.	•	Lowrance Electronics

        JPMorgan analyzed the total transaction value in the comparable transactions as multiples of EBITDA of each target company based on the twelve-month period preceding the date of announcement of the applicable transaction. The analysis indicated the following implied transaction value multiples:

Total Transaction Value as a Multiple of Latest Twelve Months EBITDA:
Median	7.6x
Mean	8.0x

        Based on this analysis, JPMorgan applied multiples of 9.5x to 11.0x to the Company's EBITDA for the twelve months ended October 31, 2005 and derived a per share equity value range for the Company of $23.00 to $27.00.

Discounted Cash Flow Analysis

        JPMorgan performed a discounted cash flow analysis of the Company to estimate the present value of the unlevered after-tax free cash flows that the Company could generate. The analysis was based on projections provided by the Company's management for the period from January 31, 2006 through July 31, 2016 (which included the Revised 2006 Forecast). Ranges of terminal values for the discounted cash flows were estimated using perpetuity growth rates of 3.50% to 4.00%. JPMorgan then discounted to present value the free cash flow streams and the terminal free cash flow using a range of discount rates of 10.00% to 11.00%. The discounted rates approximated JPMorgan's estimate of the Company's weighted average cost of capital. This analysis indicated a terminal value that implied a 2016 estimated EBITDA multiple range of 7.2x to 9.0x and a per share equity value range for the Company of $28.31 to $36.91.

Leveraged Buy-Out Analysis

        JPMorgan also performed a leveraged buy-out analysis assuming a transaction date of January 31, 2006 using return ranges from 20.0% to 25.0%, leverage of 5.0x latest twelve months EBITDA, a 5% management promote and terminal multiples of EBITDA for the year ending July 31, 2011. The analysis indicated a per share equity value range for the Company of $20.71 to $25.81.

Miscellaneous

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and, except as mentioned above, did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the proposed transaction.

        Under the terms of JPMorgan's engagement, the Company will be responsible to pay JPMorgan a transaction fee of $1,500,000. In addition, the Company has agreed to reimburse JPMorgan for its reasonable expenses, including fees and disbursements of counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        The Board selected JPMorgan as the Company's financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        JPMorgan has not been paid for any financial services on behalf of Parent or entities affiliated with Parent. However, JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. JPMorgan acted as underwriter for the Company in its September 2004 public offering of shares of the Company's common stock. In the ordinary course of its businesses, JPMorgan may actively trade the securities of the Company and/or Parent for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities."

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Item 5 is hereby amended and restated in its entirety to read as follows:

          "Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

          Since 1998, the Company has paid JPMorgan or its predecessors approximately $141,000 in fees to act as the Company's financial advisor and for the preparation and delivery of fairness opinions in connection with the transactions with Orbital and Cobra. The Company retained JPMorgan to act as its financial advisor to assist in exploring potential strategic alternatives, particularly the sale or merger of the Company and to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a Letter Agreement between the Company and JPMorgan dated January 13, 2006 (the "Letter Agreement"), the Company agreed to pay JPMorgan a transaction fee of $1,500,000 upon the consummation of the transaction contemplated by the Merger Agreement; provided, however, if there is a material change in the advisory scope of JPMorgan, it may warrant a good-faith adjustment to the transaction fee. The transaction fee is not payable if the transaction contemplated by the Merger Agreement is not consummated.

          The Company also agreed to reimburse JPMorgan for its reasonable out-of-pocket expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify JPMorgan against certain liabilities in connection with its engagement under the Letter Agreement.

          In the event that the Company undertakes any transaction that is structured in a manner similar to the transaction contemplated by the Letter Agreement, the Company must offer JPMorgan the exclusive right to act as financial advisor to such transaction. "

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 is hereby amended by adding the following subsection (d):

  "(d)
  Revised 2006 Forecast

          Before entering into the Merger Agreement, representatives of Parent and Sub conducted a due diligence review of the Company and in connection with this review Parent and Sub received limited forward-looking information concerning the Company's operating performance through the end of its current fiscal year (which ends on July 31, 2006). The Company initially provided Parent and Sub with forward-looking information derived from its budget for the 2006 fiscal year. Because the Company's actual results for the first five months of fiscal year 2006 (through December 31, 2005) were below the amounts included in its budget for this period, the Company revised this forward-looking information to reflect this lower performance. The original forward-looking information is set forth below under the columns headed "Budget" and the revised forward-looking information is set forth below under the columns headed "Forecast." The Company has advised Parent and Sub of certain assumptions, risks and limitations relating to the forward-looking information set forth in the table below, and that the Company has not as a matter of course made public any forward-looking information as to future performance or earnings.

          As noted above, the Company furnished to Parent and Sub certain forward-looking information for the fiscal year ending on July 31, 2006. A summary of this forward-looking information and certain historical results from the current and prior fiscal year is provided in the following table.

	Fiscal year ended July 31,			Five Months Ended December 31,			12 months ended December 31,
	2005 (Actual)	2006 (Budget)	2006 (Forecast)	2005 (Actual)	2006 (Budget)	2006 (Actual)	2004 (Actual)	2005 (Actual)
	(Dollars in thousands)
Net sales	$146,369	$207,539	$194,589	$32,444	$55,328	$44,437	$116,036	$2
Gross profit	54,927	73,125	62,080	11,589	16,808	11,567	48,178	54,906
Selling and administrative expenses	34,651	39,817	40,445	11,596	14,311	14,750	30,628	37,804
Research and development expenses	6,306	7,021	6,810	2,739	2,932	2,721	5,953	6,289
Operating income	13,970	26,287	14,825	(2,747)	(435)	(5,904)	11,597	10,812
Interest expense	1,095	1,535	2,221	295	451	555	678	1,354
Pretax income	12,876	24,752	12,604	(3,041)	(886)	(6,459)	10,919	9,458
Net income	$9,412	$16,287	$8,357	$(2,102)	$(583)	$(4,282)	$7,694	$7,231

          Although Parent and Sub were provided with the forward-looking information summarized above, they advised the Company that their analysis of the Company was not based solely on this forward-looking information. The Company also advised Parent and Sub that the forward-looking information was not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding forward-looking information or forecasts. Furthermore, the forward-looking information does not purport to present operations in accordance with U.S. generally accepted accounting principles, or "GAAP," and the Company's independent auditors have not examined, compiled or otherwise applied procedures to the forward-looking information and accordingly assume no responsibility for them. The Company has advised Parent and Sub that its internal financial forecasts (upon which the forward-looking information provided to Parent and Sub was based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

          The forward-looking information also reflects numerous assumptions made by the management of the Company, including assumptions with respect to industry performance, the market for the Company's existing and new products and services, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company's control and none of which were subject to approval by Parent or Sub. This forward-looking information does not give effect to the Offer or the Merger, or any alterations that the Company's management or Board may make to the Company's operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the forward-looking information will prove accurate or that any of the forward-looking information will be realized.

          It is expected that there will be differences between the forward-looking information and the Company's actual results, and such actual results may be materially greater or less than those contained in the forward-looking information due to numerous risks and uncertainties, including, but not limited to:

    •
    financial performance and cash flow from operating activities in fiscal year 2006 are based on attaining current forward-looking information;

    •
    production delays due to raw material shortages or unforeseen competitive pressures could have a materially adverse effect on current forward-looking information; and

    •
    because of the dynamic environment in which the Company operates, one or more key factors discussed in "Part I, Item 1. Business" of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 could have an adverse effect on expected results for fiscal year 2006.

          The forward-looking information constitutes forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005.

          The forward-looking information set forth above is included in this Statement only because it was made available to Parent and Sub. The inclusion of the forward-looking information in this Statement should not be regarded as an indication that any of Parent, Sub, the Company or their respective affiliates or representatives considered or consider the forward-looking information to be a reliable prediction of future events, and the forward-looking information should not be relied upon as such. None of Parent, Sub, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the forward-looking information, and none of them undertakes any obligation to update or otherwise revise or reconcile the forward-looking information to reflect circumstances existing after the date such forward-looking information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forward-looking information are shown to be in error."

Item 9.    EXHIBITS.

        Item 9 is hereby amended as follows:

  Exhibit No. (a)(1)(D) is hereby renumbered as Exhibit "(a)(5)(A)".

  The following Exhibit is added to Item 9:

"(a)(5)(B)	Joint Press Release issued by Parent and the Company dated February 23, 2006 (incorporated herein by reference to Exhibit (a)(5)(A) of Schedule TO)."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOWRANCE ELECTRONICS, INC.
Dated: February 23, 2006	By:	/s/ DARRELL J. LOWRANCE Darrell J. Lowrance President and Chief Executive Officer

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